UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)

GasLog Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G37585109

(CUSIP Number)

Peter G. Livanos
c/o Ceres Monaco SAM
Gildo Pastor Center
7 rue due Gabian
98000 Monaco

Copies to:

D. Scott Bennett, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
+1 (212) 474-1132
(telephone number)
+1 (212) 474-3700
(facsimile number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter G. Livanos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece and the United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
34,143,544

	8	SHARED VOTING POWER
5,276,000 (1)

	9	SOLE DISPOSITIVE POWER
34,143,544

	10	SHARED DISPOSITIVE POWER
5,276,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,419,544 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The filing person disclaims beneficial ownership of the Common Shares owned by the Controlled Entities (as defined herein), and the Controlled Entities disclaim beneficial ownership of the shares owned by the filing person, in each case as of the date hereof.  Upon the contribution of Common Shares held by  each of the Rolling Shareholders (other than Blenheim Holdings Ltd. and Olympic LNG Investments Ltd.) (as defined herein) to BSIH (as defined herein), the filing person will be deemed to become the beneficial owner of 5,276,000 Common Shares.  See “Item 4.—Purpose of Transaction”.

(2)
The aggregate amount of Common Shares beneficially owned and percentage ownership of the filing person are calculated based on the number of Common Shares held by the filing person as of the date hereof.  Additionally, the percentage ownership of the filing person is calculated based on an aggregate number of 95,192,812 Common Shares outstanding as of February 17, 2021.  Upon the contribution of Common Shares held by each of the Additional Rolling Shareholders (as defined herein) to BSIH (as defined herein), the aggregate amount of Common Shares beneficially owned by the filing person will increase by 2,040,654 and be equal to 41,460,198, and the percentage ownership of the filing person will increase to 43.6% to reflect such contribution.  See “Item 4.—Purpose of Transaction”.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ceres Shipping Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,800,000

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
30,800,000

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,800,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The aggregate amount of Common Shares beneficially owned and percentage ownership of the filing person are calculated based on the number of Common Shares held by the filing person as of the date hereof.  Additionally, the percentage ownership of the filing person is calculated based on an aggregate number of 95,192,812 Common Shares outstanding as of February 17, 2021.  Upon the contribution of Common Shares held by each of (i) the Rolling Shareholders (other than Blenheim Holdings Ltd. and Olympic LNG Investments Ltd.) (as defined herein) and (ii) the Additional Rolling Shareholders (as defined herein), each to BSIH (as defined herein), the aggregate amount of Common Shares beneficially owned by the filing person will increase by 10,660,198 and be equal to 41,460,198, and the percentage ownership of the filing person will increase to 43.6% to reflect such contributions.  See “Item 4.—Purpose of Transaction”.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blenheim Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,800,000

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
30,800,000

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,800,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The aggregate amount of Common Shares beneficially owned and percentage ownership of the filing person are calculated based on the number of Common Shares held by the filing person as of the date hereof.  Additionally, the percentage ownership of the filing person is calculated based on an aggregate number of 95,192,812 Common Shares outstanding as of February 17, 2021.  Upon the contribution of Common Shares held by each of (i) the Rolling Shareholders (other than Blenheim Holdings Ltd. and Olympic LNG Investments Ltd.) (as defined herein) and (ii) the Additional Rolling Shareholders (as defined herein), each to BSIH (as defined herein), the aggregate amount of Common Shares beneficially owned by the filing person will increase by 10,660,198 and be equal to 41,460,198, and the percentage ownership of the filing person will increase to 43.6% to reflect such contributions.  See “Item 4.—Purpose of Transaction”.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blenheim Special Investments Holding Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The aggregate amount of Common Shares beneficially owned and percentage ownership of the filing person are calculated based on the number of Common Shares held by the filing person as of the date hereof.  Additionally, the percentage ownership of the filing person is calculated based on an aggregate number of 95,192,812 Common Shares outstanding as of February 17, 2021.  Upon the contribution of Common Shares held by each of (i) the Rolling Shareholders (other than Blenheim Holdings Ltd. and Olympic LNG Investments Ltd.) (as defined herein) and (ii) the Additional Rolling Shareholders (as defined herein), each to the filing person, the aggregate amount of Common Shares beneficially owned by the filing person will be equal to 10,660,198, and the percentage ownership of the filing person will be equal to 11.2% to reflect such contributions.  See “Item 4.—Purpose of Transaction”.

Explanatory Note

The purpose of this Amendment No. 10 (this “Amendment No. 10”) to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2012 in respect of the Common stock, par value US $0.01 per share (the “Shares”) of Gaslog Ltd. (the “Issuer”) (the “Original Schedule 13D”), as amended on March 13, 2014, April 16, 2014, September 26, 2014, March 26, 2015, August 7, 2015, December 21, 2015, June 24, 2019, June 30, 2020 and January 11, 2021 (as amended, the “Amended Schedule 13D”) is to update the Amended Schedule 13D to reflect:

(A)
By operation of the expiration of the Lock-Up Period set forth in the Lock-Up Agreement filed with the Commission on June 22, 2020, an aggregate number of 6,500,000 Shares are now held in trust by Blenheim for the affiliates of Blenheim set forth in the chart below.  Mr. Livanos disclaims beneficial ownership of the Shares owned by such entities.

Entity	Amount
Falconera Navigation Inc.	2,000,000
Maple Tree Holdings Ltd.	1,700,000
Eleanor Investments Holdings	600,000
JP Jones Holdings Limited	600,000
Nelson Equity Limited	600,000
Thatcher Investments Limited	600,000
Acer Tree SA	200,000
Ash Tree SA	200,000

(B)
the entry into (i) the agreement and plan of merger, by and among the Issuer, GEPIF III Crown Bidco L.P., a Cayman Islands exempted limited partnership (“Parent”), and GEPIF III Crown MergerCo Limited, a Bermuda exempted company and a wholly owned subsidiary of Parent (“Merger Sub”, together with Parent, “GEPIF”), dated as of February 21, 2021 (the “Merger Agreement”) and (ii) the rollover agreement, by and among Parent, the Issuer, Blenheim Holdings Ltd., Olympic LNG Investments Ltd., Blenheim Special Investments Holding Ltd. (“BSIH”), Falconera Navigation Inc., Chiara Holdings Inc., Maple Tree Holdings Ltd., Ash Tree SA, Acer Tree SA, Thatcher Investments Limited, Eleanor Investments Holdings, Nelson Equity Limited and JP Jones Holdings Limited (such persons, other than Parent and the Issuer, the “Rolling Shareholders”), dated as of February 21, 2021 (the “Rollover Agreement”).

Except as set forth below, all Items in the Amended Schedule 13D remain unchanged.  Capitalized terms used in this Amendment No. 10 and not otherwise defined shall have the respective meanings assigned to such terms in the Amended Schedule 13D.

Item 2. Identity and Background

Reporting Person/ Director/Officer/Control Person of a Reporting Person	Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Peter G. Livanos	c/o Ceres Monaco SAM Gildo Pastor Centre, 7, rue du Gabian, 98000 Monaco	Greece and United Kingdom	GasLog Ltd. c/o 69 Akti Miaouli 18537 Piraeus, Greece	International owner, operator and manager of LNG carriers
Chairman
			Ceres Shipping Ltd. Clarendon House 2 Church Street, HM11 Hamilton, Bermuda	Holding Company that has interests in international operators, owners and managers of LNG carriers and Dry Bulk carriers
Chairman and sole shareholder
Ceres Shipping Ltd.	Clarendon House 2 Church Street Hamilton, HM11 Bermuda	Bermuda	N/A	See above
Directors
Peter G. Livanos	See above	See above	See above	See above
Bruce L. Blythe	Minera Mews London SW1W 96D	U.S.A. and United Kingdom	GasLog Ltd. c/o 69 Akti Miaouli 18537 Piraeus, Greece Director	See above
Ilias A. Iliopoulos	Le Continental Place des Moulins MC 98000, Monaco	Greece	Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Managing Director	Family Office

Jean Haramis		Le Continental Place des Moulins MC 98000, Monaco	Switzerland	Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Managing Director	Family Office
Officers
Chairman, Chief Executive Officer	Peter G. Livanos	See above	See above	See above	See above
Vice Chairman	Bruce L. Blythe	See above	See above	See above	See above
Chief Financial Officer	Athanasios Thanopoulos	6, Parthenonos Street Paleo Faliro Athens 17562, Greece	Greece	DryLog Ltd. c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Chief Financial Officer	Holding Company that has interests in international operators, owners and managers of dry bulk vessels
Chief Compliance Officer, Assistant Secretary	Konstantinos Andreou	13, Terpsihoris Street Paleo Faliro Athens 17562, Greece	Greece	Drylog Services Ltd. 69, Akti Miaouli Street 18537 Piraeus, Greece Legal Counsel	International operator of dry bulk vessels
Secretary	Conyers Corporate Services (Bermuda) Limited	Clarendon House 2 Church Street Hamilton, HM 11 Bermuda	Bermuda	N/A	Resident representatives
Blenheim Holdings Ltd.		c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian Monte Carlo 98000, Monaco	Bermuda	N/A	Holding company
Directors
Peter G. Livanos		See above	See above	See above	See above
Ilias A. Iliopoulos		See above	See above	See above	See above
Stanislao Faina		c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian Monte Carlo MC 98000, Monaco	Italy	C Transport Maritime S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Legal and Corporate	International operator and manager of dry bulk carriers

Officers
Chief Executive Officer	Peter G. Livanos	See above	See above	See above	See above
Chief Financial Officer	Athanasios Thanopoulos	See above	See above	See above	See above
Chief Compliance Officer, Assistant Secretary	Konstantinos Andreou	See above	See above	See above	See above
Secretary	Conyers Corporate Services (Bermuda) Limited	See above	See above	See above	See above
Blenheim Special Investments Holding Ltd.		Clarendon House 2 Church Street Hamilton, HM 11 Bermuda	Bermuda	N/A	Segregated Accounts Company
Directors
Athanasios Thanopoulos		See above	See above	See above	See above
Ilias A. Iliopoulos		See above	See above	See above	See above
Jean Haramis		See above	See above	See above	See above
Officers
Compliance Officer	Konstantinos Andreou	See above	See above	See above	See above
Reporting Officer	Elly G. Eleftheriou	25 Neapoleos str. 15123 Athens Greece	Greece	Ceres Shipping Ltd. See above Legal Counsel	See above
Secretary	Conyers Corporate Services (Bermuda) Limited	See above	See above	See above	See above

Item 4. Purpose of Transaction

Entry into the Merger Agreement

Pursuant to, and subject to the terms and conditions of, the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), the separate corporate existence of Merger Sub will cease and the Issuer will be the surviving company in the Merger (the “Surviving Company”).  Under the terms of the Merger Agreement, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will, by virtue of the Merger, be canceled and converted into the right to receive $5.80 per Share, without interest, except for any shares that, as of immediately prior to the Effective Time of the Merger, are held by (i) the Rolling Shareholders, (ii) any of the Additional Rolling Shareholders (as defined in the Rollover Agreement, the “Additional Rolling Shareholders”), (iii) any direct or indirect wholly owned subsidiary of the Issuer or (iv) the Issuer as treasury shares (the “Transaction”).

Prior to the consummation of the Transaction, each Rolling Shareholder (other than Blenheim Holdings Ltd. and Olympic LNG Investments Ltd.) and each Additional Rolling Shareholder intend to contribute its Shares to BSIH such that immediately prior to the consummation of the Transaction, BSIH will directly hold 10,660,198 Shares. Blenheim Holdings Ltd. and Olympic LNG Investments Ltd. will continue to directly hold 30,800,000 Shares and 11,164,904 Shares, respectively.

Promptly after consummation of the Transaction, the Shares will be delisted from the New York Stock Exchange.

The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Form 6-K filed by the Issuer on March 3, 2021 and is incorporated herein by reference in its entirety.

Entry into the Rollover Agreement

Concurrently with the execution of the Merger Agreement, the Parent, the Issuer and the Rolling Shareholders entered into the Rollover Agreement.  Pursuant to the Rollover Agreement, (a) each Rolling Shareholder has agreed to vote or cause to be voted any Shares and preference shares beneficially owned by such Rolling Shareholder in favor of adopting the Merger Agreement, the Transaction and any other actions contemplated thereby for which approval of the Issuer’s shareholders is requested, (b) each Rolling Shareholder has agreed that their Shares and preference shares will remain outstanding as shares and preference shares, respectively, of the Surviving Company following consummation of the Transaction and (c) BSIH may acquire from each of the Additional Rolling Shareholders their Shares which will remain outstanding as surviving company shares following consummation of the Transaction.

In addition, at the consummation of the Transaction, the Issuer, GEPIF, Blenheim Holdings Ltd., BSIH and Olympic LNG Investments Ltd. agreed to enter into a shareholders’ agreement with respect to the governance of the Issuer following the consummation of the Transaction, a form of which is attached as Exhibit B to the Rollover Agreement (the “Shareholders’ Agreement”).  Pursuant to the Shareholders’ Agreement and following the consummation of the Transaction, the board of directors of the Issuer will be reduced to five persons, and the Rolling Shareholders that are party to the Shareholders’ Agreement will appoint a majority of the Issuer’s board of directors in accordance with the terms of the Shareholders’ Agreement.  In addition, Peter G. Livanos, following consummation of the Transaction, will hold a proxy to vote the Shares of the Rolling Shareholders under the terms of the Shareholders’ Agreement and, as a result of holding such proxy, will control more than a majority of the voting stock of the Surviving Company and will control the right to appoint a majority of the board of the Surviving Company.  Following consummation of the Transaction, the Issuer’s bye-laws will be amended and restated to be in the form attached as Exhibit B to the Merger Agreement.

The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit 2.2 to the Form 6-K filed by the Issuer on March 3, 2021 and is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer

Sections (a), (b) and (c) of Item 5 are amended as follows:

(a) See Items 11 and 13 on Cover Pages to this Amendment No. 10. Percentages are based on 95,192,812 Shares outstanding as of February 17, 2021.

Peter G. Livanos. Peter G. Livanos does not directly own any Shares.

Ceres Shipping Ltd. (“Ceres”). Mr. Livanos beneficially owns 100% of the share capital of Ceres. Ceres does not directly own any Shares.

Blenheim Holdings Ltd. (“Blenheim”). Blenheim is the direct owner of 30,800,000 Shares. Ceres beneficially owns a majority of the share capital of Blenheim, and, pursuant to the by-laws of Blenheim:

“any question relevant to the voting or the sale, transfer or other disposal of any shares of [the Issuer] held from time to time by [Blenheim], and the disposition of any proceeds thereof, . . . shall be decided by a resolution adopted by [the holders] of a majority of the issued and outstanding shares”.
Accordingly, Ceres may be deemed to beneficially own the Shares directly held by Blenheim.

Blenheim Special Investments Holding Ltd. Pursuant to the Rollover Agreement, BSIH will become the direct owner of 10,660,198 Shares prior to the consummation of the Transaction.  BSIH is wholly owned by Blenheim.

Mr. Livanos also beneficially owns 100% of the share capital of the following entities (the “Owned Entities”) which directly own an aggregate 3,343,544 Shares, which shares shall be transferred to BSIH prior to the consummation of the Transaction:
Entity	Number of Shares Directly Owned
Ash Tree SA	890,000
Maple Tree Holdings Ltd.	2,239,044
Acer Tree SA	214,500

Mr. Livanos is an officer, member of the board of directors and/or settlor of the following entities (the “Controlled Entities”) which directly own an aggregate 5,276,000 Shares for the benefit of Mr. Livanos and members of his family (as set forth below), accordingly he may be deemed to have shared voting and/or dispositive power over such Shares as of the date hereof.

Entity	Number of Shares Directly Owned
Falconera Navigation Inc.	2,602,000
Chiara Holdings S. de R.L.	181,000
Thatcher Investments Limited	623,250
Eleanor Investments Holdings Limited	623,250
Nelson Equity Limited	623,250
JP Jones Holdings Limited	623,250

Upon the contribution of Shares held by  each of the Rolling Shareholders (other than Blenheim Holdings Ltd. and Olympic LNG Investments Ltd.) to BSIH, Mr. Livanos will be deemed to become the beneficial owner of 5,276,000 Shares.  Until such contributions are made, Mr. Livanos disclaims beneficial ownership of the Shares owned by the Controlled Entities, and the Controlled Entities disclaim beneficial ownership of the Shares owned by Mr. Livanos and the Owned Entities.  Except as set forth in this Item 5(a), none of the Reporting Persons owns beneficially any Shares.

(b) Number of Shares as to which each Reporting Person has:
(i)  Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Amendment No. 10.
(ii) Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Amendment No. 10.
(iii) Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Amendment No. 10.
(iv) Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Amendment No. 10.

(c) Other than as described herein, including as set forth below, to the best of their knowledge, the Reporting Persons have not effected any transactions in the Shares since filing Amendment No. 9 with the Commission on January 11, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 of this Amendment No. 10 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1  Agreement and Plan of Merger by and among GasLog Ltd., GEPIF III Crown Bidco L.P. and GEPIF III Crown MergerCo Limited, dated as of February 21, 2021 (incorporated by reference to Exhibit 2.1 to the Form 6-K filed by GasLog Ltd. on March 3, 2021).

Exhibit 2  Rollover Agreement by and among GasLog Ltd., GEPIF III Crown Bidco L.P. and the Rolling Shareholders (as defined herein), dated as of February 21, 2021 (incorporated by reference to Exhibit 2.2 to the Form 6-K filed by GasLog Ltd. on March 3, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2021

Peter G. Livanos

By:	/s/ Peter G. Livanos

Ceres Shipping Ltd.

By:	/s/ Peter G. Livanos
	Name:	Peter G. Livanos
	Title:	Director

Blenheim Holdings Ltd.

By:	/s/ Peter G. Livanos
	Name:	Peter G. Livanos
	Title:	Director

Blenheim Special Investments Holding Ltd.

By:	/s/ Peter G. Livanos
	Name:	Peter G. Livanos
	Title:	Attorney-in-fact